United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:	Abe Friedman

Theresa Brillant

September 28, 2020

Re:	QuinStreet, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2020

Filed August 28, 2020

Form 8-K Furnished August 5, 2020

File No. 001-34628

Dear Mr. Friedman and Ms. Brillant:

Please find below the responses of QuinStreet, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 21, 2020 (the “Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended June 30, 2020 (the “Form 10-K”) and Form 8-K furnished August 5, 2020 (the “Form 8-K”). Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented.

Comment No. 1

Form 10-K for Fiscal Year Ended June 30, 2020

Item 7. Management’s Discussion and Analysis

Selected Quarterly Financial Data, page 44

We note you present "Adjusted EBITDA as a percentage of net revenue" on a quarterly basis. Please present the comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff´s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures ("C&DI´s").

Response:

The Company respectfully acknowledges the Staff’s comment. The Company has reviewed Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Staff´s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures (“C&DI’s”). In future filings with the Commission in which the Company discloses Adjusted EBITDA as a percentage of net revenue, the Company will also disclose, with equal or greater prominence, net income as a percentage of net revenue. The Company considers net income as a percentage of net revenue to be the most directly comparable financial measure calculated in accordance with GAAP. The following table is being provided supplementally to the Staff as an illustration of the revised presentation the Company intends to include in future filings with the Commission:

The following table presents a reconciliation of adjusted EBITDA to net income, the most comparable GAAP measure, for each of the periods indicated:

	Three Months Ended
	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,
	2020	2020	2019	2019	2019	2019	2018	2018
	(In thousands)
	(unaudited)
Net income	$1,502	$13,919	$1,549	$1,132	$3,416	$941	$52,826	$5,297
Interest and other expense (income), net	106	462	132	397	69	24	(86)	1
Provision for (benefit from) income taxes	370	449	(387)	152	2	(1,892)	(49,886)	15
Depreciation and amortization	2,959	2,851	2,854	2,812	2,595	2,361	2,371	1,648
Stock-based compensation expense	5,500	1,869	4,700	4,648	4,188	2,950	3,879	3,111
Acquisition costs	634	40	16	295	201	161	202	172
Gain on divestitures of businesses, net	(2,759)	(10,819)	—	—	—	—	—	—
Contingent consideration adjustment	—	—	—	—	(100)	—	—	—
Strategic review costs	68	63	199	—	—	—	—	—
Litigation settlement expense	15	80	—	—	—	—	10	13
Restructuring costs	3	418	—	—	—	—	—	—
Adjusted EBITDA	$8,398	$9,332	$9,063	$9,436	$10,371	$4,545	$9,316	$10,257
Net revenue	$116,961	$128,663	$118,101	$126,614	$121,964	$116,225	$104,096	$112,869

Net income as a percentage of net revenue	1%	11%	1%	1%	3%	1%	51%	5%
Adjusted EBITDA as a percentage of net revenue	7%	7%	8%	7%	9%	4%	9%	9%

Comment No. 2

Form 8-K Furnished August 5, 2020

Exhibit 99.1

Fourth Quarter and Fiscal Year 2020 Results, page 1

When providing discussion of non-GAAP financial measures, please ensure that such disclosure is accompanied by discussion of the corresponding GAAP measure with equal or greater prominence. For example, we noted you provide:

•	Adjusted EBITDA as a percentage of revenue for the fourth quarter and fiscal year 2020 without providing discussion of the comparable GAAP measure.

•	Discussion of your "delivered Adjusted EBITDA" without providing similar discussion regarding the comparable GAAP measure.

Please refer to the guidance referenced in the comment above.

Response:

The Company respectfully acknowledges the Staff’s comment and, similar to the Company’s response to the Staff’s Comment No.1, in future filings with the Commission in which the Company discloses Adjusted EBITDA, Adjusted EBITDA as a percentage of revenue or similar non-GAAP measures, the Company will also disclose, with equal or greater prominence, the most directly comparable financial measure calculated in accordance with GAAP. The following disclosure is being provided supplementally to the Staff as an illustration of the revised presentation the Company intends to include in future filings with the Commission (marked to show revisions as compared to the relevant text of Exhibit 99.1 of the Company’s Form 8-K furnished to the Commission on August 5, 2020):

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FOSTER CITY, CA – August 5, 2020 – QuinStreet, Inc. (Nasdaq: QNST), a leader in performance marketplace products and technologies, today announced financial results for the fourth quarter and fiscal year ended June 30, 2020.

For the fourth quarter, the Company reported revenue of $117.0 million. Revenue excluding divested businesses increased 3% year-over-year.

GAAP net income for the fourth quarter was $1.5 million, or 1% of revenue, or $0.03 per diluted share, and adjusted net income was $7.4 million, or $0.14 per diluted share.

Adjusted EBITDA for the fourth quarter was $8.4 million, or 7% of revenue.

For fiscal year 2020, the Company reported record total revenue of $490.3 million. Revenue excluding divested businesses increased 15% year-over-year.

GAAP net income for the fiscal year was $18.1 million, or 4% of revenue, or $0.34 per diluted share, and adjusted net income was $26.9 million, or $0.50 per diluted share.

Adjusted EBITDA in fiscal year 2020 was $36.2 million, or 7% of revenue.

For the fiscal year, the Company generated $47.6 million in operating cash flow and closed the year with $107.5 million in cash and equivalents.

“Fiscal Q4 was a successful quarter for the Company despite the complexities of dealing with Covid-19’s impact on our clients, media and operations,” commented Doug Valenti, CEO of QuinStreet. “We delivered better-than-expected results and made excellent progress on strategic and operating initiatives. We are narrowing our focus to our biggest and most attractive opportunities, and have returned functional excellence to our critical Product, Media and Client organizations. Overall, we believe that we are better positioned for long-term growth and performance than we have been in a decade.”

“Revenue excluding divested businesses grew 3% year-over-year, and we delivered adjusted EBITDA of 7%. We also generated strong cash flow, ending the quarter with over $107 million in cash.”

In addition, the Company acknowledges that:

•	The Company and its management are responsible for the accuracy and adequacy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the above is responsive to the Staff’s comments. If you have any questions, please contact me or Natalie Zimmer, Corporate Controller of the Company, at (650) 578-7700.

Sincerely,

/s/ Gregory Wong

Gregory Wong

Chief Financial Officer

QuinStreet, Inc.

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